Exhibit (a)(5)(B)

Fortress Biotech Completes Tender Offer for Shares of National Holdings Corporation

NEW YORK, September 12, 2016 - Fortress Biotech, Inc. (NASDAQ: FBIO) (“Fortress” or “FBIO”) and National Holdings Corporation (NASDAQ: NHLD) (“NHLD”) today announced that an affiliate of Fortress, FBIO Acquisition, Inc., has completed its previously announced tender offer (the “Offer”) to purchase all outstanding shares of NHLD for $3.25 per share, net to the seller in cash but subject to any required withholding of taxes.

The Offer expired at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016.

As of the expiration of the Offer, a total of 6,748,868 shares were validly tendered and not withdrawn in the Offer (not including 288,717 shares delivered through notices of guaranteed delivery), representing approximately 54% of NHLD’s outstanding shares, according to the depositary for the Offer.

All conditions to the Offer having been satisfied, FBIO Acquisition, Inc. has accepted for payment all of the shares that were validly tendered and not withdrawn pursuant to the Offer.

Because less than 80% of NHLD’s outstanding shares were tendered in the Offer, the merger condition has not been satisfied and NHLD will not undergo a merger and will remain a publicly-traded company.

Upon the acceptance of the shares by FBIO Acquisition, Inc., the size of the board of directors of NHLD was reduced to seven members, eight of the current members of the board of directors of NHLD resigned and the five individuals designated by Fortress were appointed to the board of directors of NHLD. The board of directors of NHLD is now comprised of current directors Robert Fagenson and Mark Goldwasser and the Fortress designees, Michael Eustace, Neil Herskowitz, Daniel Hume, Michael Weiss and Eli Salig.

“We believe this transaction will be accretive to FBIO in the coming years as we implement cost cutting measures and strategically build NHLD’s business. NHLD currently generates over $150mm in revenues and we believe we can enhance operating margins to drive greater profits to the bottom line,” stated Michael S. Weiss, Executive Vice Chairman of FBIO. “We are excited to have NHLD as a part of our FBIO family of companies and believe the shareholders of both FBIO and NHLD will benefit from the synergies and opportunities that each company will provide each other.”

About Fortress Biotech

Fortress Biotech, Inc. is a biopharmaceutical company dedicated to acquiring, developing and commercializing novel pharmaceutical and biotechnology products. Fortress plans to develop and commercialize products both within Fortress and through subsidiary companies, also known as Fortress Companies. Fortress intends to leverage its biopharmaceutical business expertise and drug development capabilities to help the Fortress Companies achieve their goals. Additionally, Fortress intends to provide funding and management services to each of the Fortress Companies and, from time to time, Fortress and the Fortress Companies will seek licensing, acquisitions, partnerships, joint ventures and/or public and private financings to accelerate and provide additional funding to support their research and development programs. For more information, visit www.fortressbiotech.com.

About National Holdings Corporation

National Holdings Corporation is a full-service investment banking and asset management firm that provides a range of services, including independent retail brokerage and advisory services, investment banking, institutional sales and trading and equity research, financial planning, market making, tax preparation, insurance and annuities, to corporations, institutional investors and high net-worth clients.

With over 1,100 independent advisors, brokers, traders and sales associates, the Company is a leading Independent Advisor and Broker services company. National Holdings operates through five subsidiaries: National Securities Corporation, vFinance Investments, Inc., National Insurance Corporation, National Asset Management, Inc. and Gilman Ciocia, Inc. The Company was founded in 1947 and is headquartered in New York and Florida. For more information, visit www.nhldcorp.com.

Contacts:

Fortress Biotech, Inc.
Lucy Lu, MD, Executive Vice President & Chief Financial Officer	Tel: +1 781 652 4500
ir@fortressbiotech.com

National Holdings Corporation
Robert Fagenson, Executive Chairman & Chief Executive Officer	Tel: +1 212 417 8050

LHA
Ed McGregor/Jody Burfening	Tel: +1 212 838 3777
emcgregor@lhai.com

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements are discussed in Fortress’ and NHLD’s filings with the SEC. Fortress and NHLD expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.